UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Concert Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

206022105
(CUSIP Number)


February 19, 2014

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  206022105
13G
Page 2 of 7 Pages


1.

NAME OF REPORTING PERSON

Brookside Capital Partners Fund, L.P.



2.
                                                                 (a)		0
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b) 		0

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

	1,147,833 Shares


6.

SHARED VOTING POWER
	0


7.

SOLE DISPOSITIVE POWER

	1,147,833 Shares


8.

SHARED DISPOSITIVE POWER
	0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,147,833 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.67%

12.

TYPE OF REPORTING PERSON
              PN





CUSIP No.  206022105
13G
Page 3 of 7 Pages


13.

NAME OF REPORTING PERSON

Brookside Capital Trading Fund, L.P.



14.
                                                                 (a)		0
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b) 		0

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

17.

SOLE VOTING POWER

	350,000 Shares


18.

SHARED VOTING POWER
	0


19.

SOLE DISPOSITIVE POWER

	350,000 Shares


20.

SHARED DISPOSITIVE POWER
	0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	350,000 Shares

22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.03%

24.

TYPE OF REPORTING PERSON
              PN






Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule 13G relates is Concert Pharmaceuticals, Inc. (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 99 Hayden Avenue, Suite 500, Lexington, Massachusetts 02421.

Item 2(a).	Name of Person Filing
	This Statement is being filed on behalf of the following
(collectively, the "Reporting Persons"): (1) Brookside Capital Partners
Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"); and (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is Brookside Management.

	The Reporting Persons have entered into a Joint Filing Agreement, dated February 28, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence
       The principal business address of each of the Partners Fund, the Trading Fund, Brookside Investors, Brookside Investors II, and Brookside Management is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship
       Each of the Partners Fund, Trading Fund, Brookside Investors, Brookside Investors II and Brookside Management is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities
       The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 206022105.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]  Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).

(b)	[  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	[  ]  Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)	[  ]  Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[  ]  An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E).

(f)	[  ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	[  ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	[  ]  A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[  ]  A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[x] If this statement is filed pursuant to Section 240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).  Amount beneficially owned
       As of the close of business on February 19, 2014, the Partners Fund held 1,147,833 Shares of Common Stock. As of the close of business on February 19, 2014, the Trading Fund held 350,000 Shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own 1,497,833 shares of the Common Stock of the Company as of February 19, 2014.

Item 4(b).  Percent of Class
      As of the close of business on February 19, 2014, the Partners
Fund held 6.67% of the Common Stock of the Company. As of the close of business on February 19, 2014, the Trading Fund held 2.03% of the Common Stock of the Company. The aggregate percentage of Common
Stock reported owned by the Reporting Persons is 8.70% of the Common
Stock of the Company as of February 19, 2014 and is based upon 17,218,121 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 12, 2014, based on representations made in the Company's prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933 with the Securities and Exchange Commission on February 12, 2014.

Item 4(c).  Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	1,497,833 Shares

       (ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the	disposition of:	1,497,833 Shares

       (iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

       Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

       Not Applicable.

Item 8.	Identification and Classification of Members of the Group

       Not Applicable.

Item 9.	Notice of Dissolution of Group

       Not Applicable.






Item 10.	Certification
       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 28, 2014
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By: /s/ William E. Pappendick IV
                              Name: William E. Pappendick IV
                              Title: Managing Director


                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By: /s/ William E. Pappendick IV
                              Name: William E. Pappendick IV
                              Title: Managing Director


Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G


The undersigned hereby agree as follows:

(i) The Statement on Schedule 13G, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 28, 2014

     BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                    By: Brookside Capital Investors, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By: /s/ William E. Pappendick IV
                              Name: William E. Pappendick IV
                              Title: Managing Director


                          BROOKSIDE CAPITAL TRADING FUND, L.P.

                    By: Brookside Capital Investors II, L.P.,
                    its general partner
                    By: Brookside Capital Management, LLC,
                    its general partner


                               	By: /s/ William E. Pappendick IV
                              Name: William E. Pappendick IV
                              Title: Managing Director